[redacted]

13013144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVG North America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Suite 3875
(No. and Street)

Boston, MA 02108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Bonavita CO/a 617-292-2556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street, Boston MA 02116
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

KW 3/5

OATH OR AFFIRMATION

I, Marc Bonavitacola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVG North America Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LELAND S. WARD
Notary Public, Commonwealth of Massachusetts
My Commission Expires May 19, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (included in Auditor's report)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

SVG North America Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

SVG North America Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 3
Statement of Comprehensive Income 4
Statement of Changes in Stockholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplemental Information

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (Schedule I) 10
Statement Regarding SEC Rule 15c3-3 (Schedule II) 11

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) 12

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
SVG North America Inc.

We have audited the accompanying financial statements of SVG North America Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVG North America Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2013

SVG North America Inc.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	151,907
Receivable due from SVGL		105,843
Prepaid assets		1,050
Total assets	$	258,800
Liabilities and stockholder's equity		
Accrued expenses	$	30,503
Total liabilities		
Stockholder's equity:		
Common stock (3,000 shares authorized, issued, and outstanding, $1 par value)		3,000
Treasury stock (2,750 shares, $1 par value)		(2,750)
Additional paid-in capital		24,750
Retained earnings		203,297
Total stockholder's equity		228,297
Total liabilities and stockholder's equity	$	258,800

See accompanying notes.

SVG North America Inc.

Statement of Comprehensive Income

Year Ended December 31, 2012

Revenue:	
Marketing fee from SVGL	$ 406,059
Other income from SVGL	18,000
Interest income	356
Total revenue	424,415
Expenses:	
Management fee to SVGI	360,000
Audit and accounting fees	33,367
Professional fees	10,753
Regulatory fees	1,939
State franchise tax	594
Total expenses	406,653
Net income before income tax expense	17,762
Income tax expense	3,963
Net income	$ 13,799

See accompanying notes.

SVG North America Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Treasury Stock		Additional Paid-In	Retained	
	Shares	**Amount**	**Shares**	**Amount**	**Capital**	**Earnings**	**Total**
Balance at January 1, 2012	3,000	$ 3,000	2,750	$ (2,750)	$ 24,750	$ 189,498	$ 214,498
Net income	–	–	–	–	–	13,799	13,799
Balance at December 31, 2012	3,000	$ 3,000	2,750	$ (2,750)	$ 24,750	$ 203,297	$ 228,297

See accompanying notes.

SVG North America Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 13,799
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable due from SVGL	(104)
Decrease in prepaid assets	161
Decrease in accrued expenses	(2,070)
Net cash provided by operating activities	11,786
Net increase in cash and cash equivalents	11,786
Cash and cash equivalents at beginning of year	140,121
Cash and cash equivalents at end of year	$ 151,907
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 6,566

See accompanying notes.

1. Organization and Nature of Business

SVG North America Inc. (the Company) was incorporated on September 16, 1996 under the laws of Delaware, U.S.A. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides services under a marketing agreement, effective January 1, 2003, to its immediate parent, SVG Advisers Ltd. (SVGL). As the Company has no employees, SVG Advisers Inc. (SVGI), an affiliate, provides accounting, marketing, and administrative services to the Company for a fee of $30,000 per month. The Company's ultimate parent is SVG Capital plc, which is publicly listed in the United Kingdom.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes revenue as the services are performed under the marketing agreement with SVGL.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. Income Taxes

Current income tax expense consisted of the following for the year ended December 31, 2012:

Federal	$ 2,435
State	1,528
Total income tax expense	$ 3,963

The Company has no deferred tax assets or tax liabilities.

The Company files tax returns in the U.S. federal jurisdiction, as well as in the Commonwealth of Massachusetts. The earliest tax year open to examination is 2008.

4. Related Party Transactions

The marketing fee and other income from SVGL, totaling $424,059, represents a reimbursement of 100% of cash expenses, excluding income taxes, incurred in connection with providing services performed under a marketing agreement with SVGL, plus a mark-up. This is the Company's sole source of revenue, with the exception of interest income. At December 31, 2012, the amount receivable from SVGL related to this income was $105,843.

SVGI provides accounting, marketing, and administrative services to the Company for a fee of $30,000 per month.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $106,404, which was $101,404 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

6. Subsequent Events

On February 14, 2013, the Company's ultimate parent, SVG Capital plc, announced a strategic alliance with Aberdeen Asset Management. The Parent will receive 17.5 Million (GBP) for the sale of 50.1% of the Company's immediate parent, SVG Adviser Ltd., as well as on-going income from certain Aberdeen private equity management contracts.

The Company evaluated subsequent events through the date its financial statements were issued, noting no additional subsequent events which required disclosure.

Supplemental Information

Schedule I

SVG North America Inc.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2012

Computation of net capital		
Total stockholder's equity	$	228,297
Deductions:		
Total non-allowable assets from statement of financial condition		106,893
Fidelity bond deduction		15,000
Total deductions		121,893
Net capital	$	106,404
Computation of excess net capital		
Net capital requirement	$	5,000
Net capital as calculated above		106,404
Excess net capital	$	101,404
Computation of aggregate indebtedness		
Aggregate indebtedness – per statement of financial condition	$	30,503
Ratio of aggregate indebtedness to net capital		.29 to 1

No material differences exist between the above computation of net capital and the computation of net capital included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2012.

Schedule II

SVG North America Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and otherwise does not hold funds or securities of customers.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
SVG North America Inc.

In planning and performing our audit of the financial statements of SVG North America, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at [insert date], to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [designated self-regulatory organization] and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2013

Ernst & Young LLP

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